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                             February 9, 2024

       Michael Weisz
       Chief Executive Officer of Yieldtreet Management, LLC
       YS RE RAF I LLC
       300 Park Avenue, 15th Floor
       New York, New York 10022

                                                        Re: YS RE RAF I LLC
                                                            Post-Qualification
Amendment to Offering Statement on Form 1-A POS
                                                            Filed November 6,
2023
                                                            File No. 024-11755

       Dear Michael Weisz:

                                                        We have reviewed your
amendment and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Post-Qualification Amendment filed November 6, 2023

       General

   1. We note your response to prior comment 1 and your response to comment 3 of our comment letter dated
July 21, 2023. Please provide information and an analysis under
                                                        Section 3 of the
Investment Company Act of 1940 (the "40 Act") with respect to whether the Company is an
investment company within the meaning of the 40 Act. As part of your response, please
identify and explain (including a detailed calculation on an unconsolidated basis)
what assets held by the Company are    investment securities    for the
                                                        purposes of Section 3
of the 40 Act, as well as identifying the percentage of the value of
                                                        the Company   s total
assets that are    investment securities.
   2. We note your response to prior comment 1 and your response to comment 3 of our comment letter dated
July 21, 2023. The Company refers to    control rights    that give it
                                                        the ability to exert a
controlling influence over the business and affairs of the joint ventures. Please
elaborate on the control rights to which the Company is referring.
   3. We note your response to comment 3 of our comment letter dated July 21, 2023. The
 Michael Weisz
YS RE RAF I LLC
February 9, 2024
Page 2
       Company states that it intends to    meet the portfolio test set forth
by the Commission in
       no-action letters.    Please discuss the no-action letters that support
the Company   s
       position, including a discussion of the portfolio test and an analysis of how the Company would meet the portfolio test.
4. We note your response to comment 3 of our comment letter dated July 21, 2023. In the
       discussion of    qualifying interests,    the Company refers to
positions taken in SEC staff
       no-action letters.    Please identify the letters and include a
discussion and analysis as to
       why the letters support the Company   s position.
5. Please update the filing to include the required interim financials. See Part F/S of Form 1-
       A.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Benjamin Holt at 202-551-6614 or David Link at 202-551-3356 with any questions.



                                                             Sincerely,
FirstName LastNameMichael Weisz
                                                             Division of
Corporation Finance
Comapany NameYS RE RAF I LLC
                                                             Office of Real
Estate & Construction
February 9, 2024 Page 2
cc:       Brian Korn
FirstName LastName